Exhibit 4.8

As of January 14, 2012	Valley Stream, New York

Third Amendment to Note dated August 17, 2011

The Parties agree as follows:

Reference is made to that certain convertible Promissory Note entered into as of August 17th 2011 between Game face Gaming, Inc, a Florida Corporation and Small Cap Consultants, Inc.

Recitals:

1.	Small Cap Consultants, Inc., loaned, subject to a Promissory Note, the amount of $100,000 with interest accruing at a rate of six and one half percent (6.5%) simple interest per annum.

2.
Section 4 of the Note stated as follows:

Maturity Date Unless this Note has been converted pursuant to the terms of this Note or unless earlier accelerated by the terms of this Note, the principal amount hereof, together with all unpaid accrued interest hereon and all other fees, costs and charges, if any, shall be due and payable on the date which is:  October 15, 2011 (the "Maturity Date"). Notwithstanding the Maturity date, this Note shall immediately become due and payable and all provisions of Section 5 below will commence if the Company shall have received funding from any source and in any form, in the amount of five hundred thousand dollars ($500,000) from the date of this Note. No payments of principal or interest are required hereunder until the Maturity Date, except as otherwise provided herein.

3.	Section 5 stated:

1.	Additional Share Issuance for Late or Non Payment. The Company hereby agrees to the following schedule of additional share consideration in the event that it does not repay the loan by its maturity.

I.
Beginning on the first day that the loan is payable, pursuant to section 4 above and until the first 30 days past maturity,  the Company, in addition to the Principal and accrued interest,  will be obligated to issue an additional 20,000 shares daily for each day that the loan remains open;

II.
Beginning on day 31 past maturity pursuant to Section 4 above, should the loan remain unpaid, the Company will issue an additional 50,000 shares per day for each and every day that the loan remains unpaid;

III.	Should the loan remain outstanding past 61 days past Maturity Date, the Company will obligated to issue the amount of 1,000,000 shares for each day that the loan remains unpaid;
IV.	All share issuances shall be of the Company’s Common stock par value $0.000l.

4.	An amendment to the Note was executed on October 14, 2011 extending the loan to December 31, 2011.

For good and valuable consideration, the parties agree that Sections 4 and 5 of that certain Note are modified as follows:

The due date of the Note is extended until the earlier of: (i) April 15, 2012 or (ii) such date prior, should the Company  have received funding from any source and in any form, in the amount of five hundred thousand dollars ($500,000) from the date of this Amendment.

None of the provisions of Section 5 will apply until April 15, 2012 or earlier as stated above.

Agreed:	Agreed:

/s/Ryan Medonca	/s/Felix Elinson
Ryan Medonca	Felix Elinson

By: Small Cap Consultants, Inc.,	By: Face Up Gaming, Inc.

Date: ___________________	Date: ___________________